Mail Stop 6010

August 15, 2006

Ms. Sarah Shao
China Digital Communication Group
Chief Financial Officer
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Shenzhen China

>   **Re: China Digital Communication Group**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed March 30, 2006**
>   **File No. 000-49715**

Dear Mr. Shao:

    We have reviewed your response letter dated August 3, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A as of December 31, 2005

Audited Financial Statements

Independent Auditor's Report, page F-3

1.   We refer to the response to comment 8. Please amend the report of Lichter, Yu & Associates to make reference to the Standards of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1.

Note I, Stock Purchase Business Combination, page F-19

2.   Refer to your response to comment 19. Please disclose the components of the purchase price of $2.3 million.

3.   As a related matter, the fair value of securities issued in a business combination is normally based on the quoted market price of those securities for a reasonable period both before and after the transaction is agreed to and announced. Your response suggests that you did not consider the quoted market price to be representative of the fair value of the common shares issued in the combination. Please disclose how you determined the fair value of the shares issued in the combination and disclose why management believes that valuation is appropriate in GAAP. The disclosure should clarify how you considered and applied paragraphs 21 through 23 to SFAS 141.

4.   Your response to comment 21 does not provide sufficient information for us to agree or disagree with your accounting. We re-issue that comment. Explain in detail how you considered and applied the requirements of paragraphs 39 and A10 – A28 to SFAS 141 and EITF 02-17 in concluding that you did not acquire any identifiable intangible assets. We see, for instance, that you apparently acquired technology, patents and customers. If the Company does not have internal expertise in application of SFAS 141 and the identification and valuation of acquired intangible assets, it may be necessary to engage the services of a valuation professional.

5.   We refer to your response to comment 22. Please further explain to us why it was appropriate under SFAS 141 to record the assets and liabilities acquired at amounts measured 45 days before the closing date. If you believe that the balance sheet amounts as of September 30, 2004 were not materially different from the corresponding amounts as of November 15, 2004, provide us a supporting analysis. Refer also to SAB 99.

6.   We refer to your response to comment 23. Tell us how the purchase price allocated to inventory was appropriate under paragraph 37c to SFAS 141.

Form 8-K Dated June 29, 2006

Exhibit 99.1 - Audited Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies, page 7

Revenue Recognition

7.   Please show that your revenue practices fully conform to GAAP, including SAB 104. In that regard:

- Fully explain the nature of Galaxy's business and the revenue generating transactions.
- From the financial statements and notes is not clear whether Galaxy owns or leases factory or warehouse space or owns or leases other than office equipment. Fully explain how the company operates. Clarify whether Galaxy is a manufacturer, a distributor, a sales agent or operates on some other model.
- More specifically identify the nature of Galaxy's products and explain why inventory is comprised solely of finished goods.
- Explain the nature of Galaxy's customers.
- Fully describe how you apply the generic criteria from SAB 104 in your specific circumstances. Your response should fully describe the terms and conditions of revenue transactions.
- Describe payment, collection and return policies.
- On Accounts Receivable (page 8) you disclose that terms of sales vary. Tell us how these variations are considered in your revenue practices.
- Explain your consideration of the EITF 99-19.

Note 4, Other Receivables, page 12

8.   We see that other receivables are more than 10% of assets as of December 31, 2005 and March 31, 2006. Tell us and disclose the composition of that account and explain why the recorded amount is collectible.

Note 5, Income Taxes, page 12

9.   We see that the current provision for income taxes was approximately $361,000 in 2005 and $60,000 in 2004. However, we see no cash payments for income taxes and no corresponding liabilities for current income taxes. Please tell us how the liability for current income taxes was satisfied at each year end. Please also make clarifying disclosure.

Note 6, Accounts Payable and Accrued Expenses, page 13

10.   We see the significance of the amounts identified as "other payable." Tell us about the nature and origin of the approximately $1.1 million as of December 31, 2005 and the $2.3 million as of December 31, 2004. Also respond as of March 31, 2006.

Exhibit 99.2 - Condensed Consolidated Financial Statements as of March 31, 2006

Balance Sheet, page 2

11.   The amount of cash as of March 31, 2006 does not appear to agree to the corresponding amount presented on the statement of cash flows. Please revise as necessary.

12.   The amounts for Additional Paid-in Capital and Accumulated Deficit do not appear to roll-forward from the corresponding amounts as of December 31, 2005. Please advise and revise as necessary.

13.   Accounts receivable as of March 31, 2006 are more than 10 times revenue for the first quarter and a substantial portion of those receivables appear to be more than 90 days old. In a written response please explain:

- The payment terms of those receivables.
- The aging of those receivables and the dates of the underlying sales, including whether the payment dates or terms of any significant amounts were re-negotiated after the original sales date.
- Why you believe the amounts of those receivables are fully collectible, including why no reserve is necessary.
- How you analyzed the receivables for collectibility as of March 31, 2006.
- The reasons for the significant decrease in sales in the first quarter of 2006.

Your response should fully demonstrate that recorded receivables are collectible.

Note 1, Organization, page 5

Basis of Presentation

14.   The transaction between Galaxy and Shenzhen Sono Digital appears to have been accounted for as a recapitalization of the Chinese entity. Please explain to us the basis in GAAP for the accounting for and presentation of the merger between these entities. Also expand to notes to financial statements to fully explain the merger transaction and the basis for the accounting for and presentation of that merger.

15.   Please add an affirmative representation that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

Note 5, Income Taxes, page 11

16.   From the statements of income we see that there is no income tax benefit or expense in either interim period. Accordingly, the disclosure that the effective tax rate is 15% for the quarters ended March 31, 2006 or 2005 does not appear correct. Please review the disclosure requirement from SFAS 109 and appropriately revise the rate reconciliation to total to the actual effective rates as reflected on the statements of income.

17.   As a related matter, the notes to financial statements should present disclosure about any tax holidays or other matters that offset the statutory rate.

Exhibit 99.3 – Pro Forma Data

18.   The balance sheet for China Digital as of March 31, 2006 does not agree to the historical balance sheet presented in the Company's Form 10-QSB as of that date. The balance sheets should not differ. Please revise.

19.   Tell us why there is no pro forma adjustment for issuance of the purchase consideration. Also tell us and disclose how you accounted for the costs of the acquisition. Please note that direct costs of an acquisition are normally included in purchase price.

20.   Expand the notes to the pro forma data to include a schedule showing the calculation of the purchase price (including the value assigned to non-cash portions). Disclose how management determined the fair value of the preferred shares and disclose why management believes that valuation is appropriate in GAAP.

21.   As a related matter, your response to comment 26 indicates that Sono Digital had revenues and profits of $43.7 million and $19 million in 2005. Please reconcile these amounts to the corresponding balances from the financial statements presented in Exhibit 99.1 to this Form 8-K.

22.   Please provide a pro forma statement of operations for the year ended December 31, 2005.

23.   Please add per share data for each pro forma statement of operations.

24.   We see that the excess of purchase price was allocated solely to goodwill.   Please
        tell us how you applied the guidance from paragraphs 39 and A10 – A28 of SFAS
        141 and EITF 02-17 in apparently concluding that you did not acquire any
        identifiable intangible assets. Please be detailed and specific in supporting that
        the purchase allocation is appropriate in GAAP.

25.   As a related matter, the pro forma purchase allocation should reflect
        management's best estimate of the ultimate purchase allocation. In that regard,
        the purchase price should be allocated to specific identifiable tangible and
        intangible assets (such as customer lists, contracts acquired, trademarks and
        patents, in-process research and development, etc.) and liabilities. If the allocation
        is preliminary, the notes to the pro forma data should include appropriate
        disclosure.

Exhibit 99.4 – Press Release

26.   We see that you label certain projected data related to the acquisition of Galaxy as
        "pro forma." The pro forma terminology has specific meaning in US GAAP and
        under Regulations S-B and S-X.   Non-GAAP and other projected data should not
        be labeled as "pro forma." Please revise.

Form 10-Q as of June 30, 2006

Note D, Stock Exchange Agreement, page 10

27.   We see that a majority of the purchase price for the Galaxy transaction was
        allocated to goodwill. Please expand to make disclosure about the factors
        contributing to a purchase price resulting in goodwill. Refer to paragraphs 51b
        and 58a to SFAS 141.

28.   Disclose how management determined the fair value of the preferred shares and
        disclose why management believes that valuation is appropriate in GAAP.   Refer
        to paragraphs 51d and 58a to SFAS 141

29.   Please expand to provide the supplemental pro forma data required by paragraphs
        54, 55 and 58b and 58c to SFAS 141.

Note N, Related Party Transactions, page 13

30.   We see that the line of credit was guaranteed by a shareholder who pledged shares worth approximately $9 million as of March 10, 2006. We also see that the closing price of your common shares was less than $1 on that date. Accordingly, please explain to us how this individual is not a 5% shareholder that should be identified under Item 11 to the Form 10-KSB/A. Also, disclosure under the risk factor "A Group of Seven Investors Beneficially Own 48.4% of Our Common Stock" suggests that there may be other 5% shareholders who should be identified. Please advise.

* * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant